Exhibit 99.3

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

 (NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Annual General Meeting

to be held on June 30, 2026

(or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Tencent Music Entertainment Group, a Cayman Islands company (the “Company”), of proxies from holders of the issued Class A ordinary shares with a par value of US$0.000083 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares with a par value of US$0.000083 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, on June 30, 2026 at 10 a.m., and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the notice of Annual General Meeting dated May 20, 2026 (the “Meeting Notice”). Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in the Meeting Notice. The description of the resolutions is by way of summary only. The full text appears in the Meeting Notice.

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on May 20, 2026 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes, on all matters at the Meeting. The quorum of the Meeting is one or more shareholders holding in aggregate not less than one-third of the voting rights (on a one vote per share basis) in the Company’s share capital, present in person or by proxy and entitled to vote at the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/ her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, as soon as possible and no later than 10 a.m., Hong Kong time, on June 28, 2026, being not less than 48 hours before the time for holding the Meeting, to ensure your representation at the Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

This Form of Proxy is not valid for holders of the American Depositary Shares of the Company. Holders of the American Depositary Shares of the Company should refer to the Meeting Notice for further information on attendance and voting arrangements.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Annual General Meeting(Note 1)

to be held on June 30, 2026

(or any adjournment(s) or postponement(s) thereof)

I/We (Note 2) being the registered holder of _______________________________________________________________________________________________________ of ___________________________________________________________________________________________ being the registered holder of _______________________ Class A ordinary shares,(Note 3) par value US$0.000083 per share, and __________________ Class B ordinary shares,(Note 3) par value US$0.000083 per share, of Tencent Music Entertainment Group (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 4) or ____________________________________________________ of ___________________________________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at 10 a.m., Hong Kong time, on June 30, 2026 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 5)

RESOLUTIONS(Note 6)	FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1

As an ordinary resolution:

to confirm and approve the re-appointment of PricewaterhouseCoopers as the Auditor of the Company for 2026 and to authorize the Audit committee of the Board of Directors of the Company to fix the Auditor’s remuneration for the financial year ending December 31, 2026, which is expected to be in the range of approximately RMB17 million to RMB19 million taking into account, among others, the expected complexity and business plan of the Company.

2

As a special resolution:

THAT the Company’s Seventh Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Eighth Amended and Restated Memorandum and Articles of Association, for the purposes of, among others, (i) allowing general meetings to be held as virtual meetings or hybrid meetings; (ii) facilitating paperless corporate communications; and (iii) making certain minor housekeeping matters.

Dated ___________________________________, 2026	Signature(s)(Note 7) ___________________________________

Notes:

1.	This Form of Proxy is not valid for holders of the American Depositary Shares of the Company. Holders of the American Depositary Shares of the Company should refer to the Meeting Notice for further information on attendance and voting arrangements.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

4.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF

SHARES FOR EACH OF THE “FOR”, “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

6.	Please refer to the Meeting Notice for details of the approval threshold for each of the resolutions.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.